SPLINTERNET HOLDINGS, INC.
535 Connecticut Avenue
Norwalk, Connecticut 06854

August 7, 2006

VIA FACSIMILE
Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Splinternet Holdings, Inc.
Registration Statement on Form SB-2/A
Filed on July 26, 2006
File No. 333-134658

Dear Mr. McTiernan:

This is in response to your inquiry, forwarded to me by our attorneys, regarding the private placement of Splinternet Communications, Inc. between November 15, 2005 and March 15, 2006.

All of the purchasers of shares in that offering are friends, business associates or family members of the early stage investors or management. In all cases, the investors are known personally to those early investors, are in an informal network of friends, relatives and associates, and there was no general mailing, advertising or other marketing effort employed to reach these investors, all of whom were accredited.

If you still have questions on this or any other aspect of our SB-2 filing, please contact me.

Sincerely,

SPLINTERNET HOLDINGS, INC.

By:   /s/ James C. Ackerly

James C. Ackerly, President

cc:	Paul Fischer
David N. Feldman